U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Print Name: Michael Smith
Title: Managing Director

Date: May 16, 2014

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD. Suite 1620 – 400 Burrard Street Vancouver, British Columbia V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on May 15, 2014.

3.	News Release:

On May 15, 2014, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

On May 15, 2014, the Company announced the following appointments: (i) Gerardo Cortina was appointed President, Chief Executive Officer and a director of the Company; (ii) Ferdinand Steinbauer was appointed Corporate Treasurer of the Company; and (iii) Samuel Morrow was appointed Deputy Chief Executive Officer of the Company.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

Effective the close of business (Vancouver time) May 15, 2014, the board of directors of the Company appointed Gerardo Cortina as President, Chief Executive Officer and a director of the Company, Ferdinand Steinbauer as Corporate Treasurer of the Company and Samuel Morrow as Deputy Chief Executive Officer of the Company.

Gerardo Cortina most recently served as a Managing Director of the Company's subsidiary, Possehl Mexico, S.A. de C.V., which has been active in the trading and distribution of metals, mineral products, chemicals and ferroalloys to the iron and steel, foundry, refractory, plastics, paints, animal feed and chemicals industries. Gerardo Cortina has successfully developed export markets in Central America, the Caribbean and South America. He has a track record of over 25 years of stable growth and profitable operations in the global commodities supply chain business. Gerardo Cortina has a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania. Gerardo Cortina replaces Michael Smith as President and Chief Executive Officer.

Michael Smith is continuing with the Company as a Managing Director, and will assist management in this transition with the additional mandate to oversee the Company's Asian projects and other special opportunities.

Ferdinand Steinbauer is currently a Managing Director of MFC Commodities GmbH and has held that position since 1988. At the Company, Ferdinand Steinbauer has been instrumental in building supply chain structured solutions and client acquisition. Previously, Ferdinand Steinbauer has served as Treasurer for 20 years with KNP Leykam Austria (later acquired by SAPPI). Ferdinand Steinbauer holds a degree from the Austrian Commercial Academy in Graz and has over 35 years of experience in banking, structured trade finance and risk management.

Samuel Morrow is a Chartered Financial Analyst and was most recently a Vice President of the Company in Vienna, Austria. He has been a key participant in the acquisitions of FESIL AS Group, a vertically integrated supply chain management company, and F.J. Elsner, a global commodities supply chain company, in 2014. Before joining the Company, Samuel Morrow was Vice President of Tanaka Capital Management and Treasurer, CFO and COO of the Tanaka Growth Fund. Samuel Morrow is a graduate of St. Lawrence University.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

James M. Carter Chief Financial Officer Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

May 16, 2014